EXHIBIT 99.9

FOR IMMEDIATE RELEASE

MATRIXX INITIATIVES FILES PRESENTATION REGARDING ITS OFFER TO ACQUIRE PROPHASE LABS

Presentation Details Significant Challenges Facing ProPhase Labs as a Standalone Entity

SKILLMAN, N.J. – October 9, 2012 – Matrixx Initiatives, Inc., the maker of the Zicam® cold, sinus and allergy line of products, today announced that it has filed a presentation with the Securities and Exchange Commission (“SEC”) in connection with its revised offer to acquire ProPhase Labs, Inc. (NASDAQ: PRPH). Separately today, Matrixx announced it has increased its offer to acquire all of the outstanding shares of ProPhase by 14.3% to $1.60 per share, and has sent a letter to the ProPhase Board of Directors.

Matrixx believes that its revised all-cash offer, which is not contingent on financing, is highly attractive to ProPhase shareholders, as it provides them with compelling upfront and certain value relative to a difficult, uncertain and highly speculative multi-year turnaround program recently outlined by ProPhase’s management. Matrixx’s presentation outlines the significant challenges ProPhase faces by remaining a standalone entity, including:

•	ProPhase is in a Vulnerable Market Position

•	ProPhase lacks scale to effectively compete in the highly competitive Cough Shortening / Immune Boosting market.

•	ProPhase’s most comparable competitors generate 3.5x more in annual revenue and are backed by owners with substantial resources.

•	ProPhase has an Unsustainable Financial Model

•	ProPhase continues to experience substantial losses due to its financial model.

•	Greater than 80% of ProPhase’s net sales are spent on operating expenses.

•	Cumulative losses from operations since 2009 amount to $12.9 million. ProPhase’s stock price has declined 73.6% since June 2009, when current management assumed it role.

•	ProPhase has Placed Shareholders in a Tenuous Position

•	ProPhase has received a Non-Compliance notice from NASDAQ for failing to meet the minimum shareholders’ equity requirement for continued listing on the Global Market.

•	ProPhase received a notice of de-listing as recently as July 2011.

•	The lack of analyst coverage limits any ongoing interest from the investor community.

The presentation is being filed with the SEC and will be available at www.sec.gov.

Kirkland & Ellis LLP is acting as legal counsel and Sawaya Segalas & Co., LLC is acting as financial advisor to Matrixx.

This press release and Matrixx’s proposal constitute a preliminary non-binding indication of interest to acquire all of the outstanding shares of ProPhase Labs, Inc., and are not intended to create any legally binding obligations.

About Zicam Cold Remedy Products

Most cold medicines are designed to mask cold symptoms; however, Zicam Cold Remedy is different. Zicam Cold Remedy products, which contain propriety formulations of active ingredients zinc gluconate and zinc acetate, reduce the duration of a cold when taken at the first sign of a cold (within the first 24 hours) and used as directed. New on retail shelves this cold season, Zicam Cold Remedy Ultra Crystals®, in lemon-lime flavor and Zicam Cold Remedy Ultra Lozenges in honey lemon flavor, are specially formulated to deliver the product benefits of reducing the duration of a cold in new portable forms. Also new, Zicam Naturals® Cough Suppressant in honey lemon and mixed berry flavored syrups.

About Matrixx Initiatives, Inc.

Matrixx Initiatives, Inc. is engaged in the development and marketing of over-the-counter health care products that utilize innovative drug delivery systems. The company was acquired by HIG Capital in February 2011. Matrixx Initiatives, Inc., manufactures and markets a full line of Zicam brand Homeopathic and Allopathic OTC products, including new Zicam Cold Remedy Ultra Crystals® in lemon-lime flavor, Zicam Cold Remedy Ultra Lozenges in honey lemon flavor and Zicam Naturals® Cough Suppressant in honey lemon and mixed berry flavored syrups, along with our existing products including Zicam Cold Remedy RapidMelts®, Zicam Cold Remedy Ultra RapidMelts®, Zicam Cold Remedy Plus Liqui-Loz™, Zicam Cold Remedy Zavors™, Zicam Cold Remedy Chewables, Zicam Cold Remedy Oral Mist™, Zicam Allergy Relief™, Zicam Extreme Congestion Relief™, and Zicam Sinus Relief™. For more information regarding Matrixx products, please visit www.zicam.com.

Matrixx Contact

M’lou Arnett

(908) 344-3488

Media Contact:

Eric Brielmann/Kelly Sullivan

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449